# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Algorhythm Holdings, Inc., CIK 0000923601
CUSIP: 829322502
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6301 NW 5th Way, Suite 2900, Fort Lauderdale, Florida (FL), 33309
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001769419

## Reporting persons
- Ionic Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; sole voting power 0; shared voting power 283,412; sole dispositive power 0; shared dispositive power 283,412; aggregate amount beneficially owned 283,412 (1.9% of the class)
  Comment: This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 3 to Statement on Schedule 13G (this ''Amendment No. 3''), such shares and percentage (i) are based on 14,651,665 shares of common stock, par value $0.01 per share, of the issuer (the ''Common Stock''), outstanding as of March 27, 2026, as disclosed in the issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the ''SEC'') on April 2, 2026 (the ''Form 10-K'') and (ii) give full effect to the exercise of the Series A common stock purchase warrants of the issuer (the ''Warrants'') directly held by the reporting person.
- Ionic Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 283,412; sole dispositive power 0; shared dispositive power 283,412; aggregate amount beneficially owned 283,412 (1.9% of the class)
  Comment: This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 3, such shares and percentage (i) are based on 14,651,665 shares of Common Stock outstanding as of March 27, 2026, as disclosed in the Form 10-K and (ii) give full effect to the exercise of the Warrants indirectly held by the reporting person.
- Brendan O'Neil: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 283,412; sole dispositive power 0; shared dispositive power 283,412; aggregate amount beneficially owned 283,412 (1.9% of the class)
  Comment: This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 3, such shares and percentage (i) are based on 14,651,665 shares of Common Stock outstanding as of March 27, 2026, as disclosed in the Form 10-K and (ii) give full effect to the exercise of the Warrants indirectly held by the reporting person.
- Keith Coulston: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 283,412; sole dispositive power 0; shared dispositive power 283,412; aggregate amount beneficially owned 283,412 (1.9% of the class)
  Comment: This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 3, such shares and percentage (i) are based on 14,651,665 shares of Common Stock outstanding as of March 27, 2026, as disclosed in the Form 10-K and (ii) give full effect to the exercise of the Warrants indirectly held by the reporting person.

## Item 1. Issuer
Name of issuer: Algorhythm Holdings, Inc.
Address of issuer's principal executive offices: 6301 NW 5th Way, Suite 2900, Fort Lauderdale, FL 33309

## Item 2. Person Filing
Name of person filing:
(i) Ionic Ventures LLC, a California limited liability company ("Ionic");

(ii) Ionic Management, LLC, a Delaware limited liability company ("Ionic Management");

(iii) Brendan O'Neil ("Mr. O'Neil"); and

(iv) Keith Coulston ("Mr. Coulston").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G, filed by the Reporting Persons with the SEC on December 10, 2024 (the "Schedule 13G"), as amended by Amendment No. 1 to the Schedule 13G filed by the Reporting Persons with the SEC on February 4, 2025 (the "Amendment No. 1") and Amendment No. 2 to the Schedule 13G filed by the Reporting Persons with the SEC on August 13, 2025 (the ''Amendment No. 2'' and, together with Amendment No. 1, the ''Amendments''), pursuant to which such Reporting Persons have agreed to file this Amendment No. 3 and all subsequent amendments to the Schedule 13G and the Amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 3 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 256, San Francisco, CA 94123.
Citizenship: Ionic is a limited liability company organized under the laws of the State of California. Ionic Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. O'Neil and Mr. Coulston is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This Amendment No. 3 amends and supplements the Schedule 13G and the Amendments. The purpose of this Amendment No. 3 is to update the beneficial ownership information on the cover pages and in Item 4 in each of the Schedule 13G and the Amendments, including to indicate that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, and to amend Item 5 of the Schedule 13G and the Amendments accordingly. This Amendment No. 3 constitutes an exit filing for each of the Reporting Persons. The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 3 and is incorporated herein by reference for each such Reporting Person.

The ownership percentages reported are based on 14,651,665 shares of Common Stock outstanding as of March 27, 2026, as disclosed in the Form 10-K. Ionic holds Warrants exercisable for up to 283,412 shares of Common Stock.

Consequently, Ionic is the beneficial owner of 283,412 shares of Common Stock (the "Shares"). Ionic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Ionic Management. Each of the managers of Ionic Management, Mr. O'Neil and Mr. Coulston, has shared power to vote and/or dispose of the Shares beneficially owned by Ionic and Ionic Management. Neither Mr. O'Neil nor Mr. Coulston directly owns the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O'Neil and Mr. Coulston may be deemed to beneficially own the Shares which are beneficially owned by each of Ionic and Ionic Management, and Ionic Management may be deemed to beneficially own the Shares which are beneficially owned by Ionic.
Percent of class:
(A) Ionic: 1.90 %

(B) Ionic Management: 1.90 %

(C) Mr. Coulston: 1.90 %

(D) Mr. O'Neil: 1.90 %
Sole power to vote or to direct the vote:
(A) Ionic: 0.00

(B) Ionic Management: 0.00

(C) Mr. Coulston: 0.00

(D) Mr. O'Neil: 0.00
Shared power to vote or to direct the vote:
(A) Ionic: 283,412.00

(B) Ionic Management: 283,412.00

(C) Mr. Coulston: 283,412.00

(D) Mr. O'Neil: 283,412.00
Sole power to dispose or to direct the disposition:
(A) Ionic: 0.00

(B) Ionic Management: 0.00

(C) Mr. Coulston: 0.00

(D) Mr. O'Neil: 0.00
Shared power to dispose or to direct the disposition:
(A) Ionic: 283,412.00

(B) Ionic Management: 283,412.00

(C) Mr. Coulston: 283,412.00

(D) Mr. O'Neil: 283,412.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ionic Ventures, LLC: /s/ Keith Coulston, Keith Coulston, Manager of Ionic Management, LLC, Manager of Ionic Ventures, LLC (05/12/2026)
- Ionic Management, LLC: /s/ Keith Coulston, Keith Coulston, Manager (05/12/2026)
- Brendan O'Neil: /s/ Brendan O'Neil, Brendan O'Neil (05/12/2026)
- Keith Coulston: /s/ Keith Coulston, Keith Coulston (05/12/2026)
Comment: LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated February 4, 2025 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on February 4, 2025).